UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of December, 2009
COMMISSION FILE NUMBER: 1-7239
KOMATSU LTD.
Translation of registrant’s name into English
3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan
Address of principal executive office
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT
1.	A company announcement made on December 15, 2009.

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD. (Registrant)
Date: December 16, 2009	By:	/S/ Kenji Kinoshita
Kenji Kinoshita
Director and Senior Executive Officer

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For Immediate Release
Komatsu Ltd.
Corporate Communications Dept.
Tel: +81-(0)3-5561-2616
Date: December 15, 2009
URL: http://www.komatsu.com/
Komatsu Announces Restructuring of the Press Business: Succession by Wholly Owned Subsidiary through Simplified Absorption-Type Corporate Split
Komatsu Ltd. (hereinafter “Komatsu”) hereby announces that Komatsu decided, at the Board of Directors meeting held today, to have Komatsu Industries Corporation (hereinafter “Komatsu Industries’’), a wholly owned subsidiary of Komatsu, succeed to the product development and sales & service operations of the large press business of the Industrial Machinery Division by way of an absorption-type corporate split (hereinafter “Absorption-Type Corporate Split”) effective April 1, 2010.
As this corporate split is a simplified absorption-type corporate split, which means the wholly owned subsidiary of Komatsu becomes the successor company, certain matters and descriptions are omitted from the disclosure below.
Komatsu believes that effects of the Absorption-Type Corporate Split on its consolidated business results will be minimal.
Description
1.	Purpose of Corporate Split
Affected by the worldwide economic downturn since autumn of last year, Komatsu’s Industrial Machinery Division’s main clients, such as the automobile manufacturing industry, have drastically reduced capital investment. Against this backdrop, Komatsu needs to manage the industrial machinery business more efficiently in order to promote its sustainable growth as a core business of Komatsu. Specifically, Komatsu is going to integrate its large press operation and Komatsu Industries’ small and medium-sized press operation in order to: (1) reinforce its development capability by reorganizing its development operations and (2) enhance customer satisfaction by reorganizing its marketing operations in tune with customer characteristics.
At the same time, Komatsu Industries is also going to speed up the management decision-making process, while working to develop and expand business in China and other emerging economies by integrating marketing and development activities for large, medium-sized and small presses.

2.	Outline of the Absorption-Type Corporate Split

1)	Schedule

December 15, 2009:	Resolution of Company Split by the Board of Directors

December 15, 2009:	Execution of the Company Split Agreement by the Board of Directors

April 1, 2010:	Scheduled date of Company Split (effective date) (planned)
Note: Because this is a simplified absorption-type corporate split as provided for in Article 784, Paragraph 3 of the Corporate Law of Japan, Komatsu will not seek the approval of a General Meeting of Shareholders as stipulated in Article 783, Paragraph 1 of the Corporate Law.
2)	Method of the Absorption-Type Corporate Split
Komatsu shall be the split company and Komatsu Industries shall be the successor company.
3)	Substance of the Split-Related Allotment of Shares
Because the Absorption-Type Corporate Split shall be engaged between the parent company and its wholly owned subsidiary, the successor company shall not allocate any shares to the split company at the time of the Absorption-Type Corporate Split.
4)	Decrease in Capital and Other Matters due to the Absorption-Type Corporate Split
There is nothing applicable.
5)	Treatment of Stock Acquisition Rights and Bonds with Stock Acquisition Rights of the Split Company
There is nothing applicable.
6)	Rights and Obligations to be Succeeded by the Successor Company

(1)	Assets, Liabilities and Contractual Status of All Other Rights and Obligations
In accordance with the Absorption-Type Corporate Split Agreement which was reached by Komatsu and Komatsu Industries on December 15, 2009, Komatsu Industries, as the successor company, shall take over all assets, liabilities and contractual status of all other rights and obligations thereof as of the effective date.
(2)	Rights and Obligations Related to Employment Contract
Komatsu Industries shall not succeed to rights and obligations of the employment contract which was signed by employees, who engage mainly in work belonging to the Absorption-Type Corporate Split, and Komatsu.

7)	Outlook for Fulfillment of Obligations
Komatsu believes that there is no question of fulfillment of obligations by Komatsu and Komatsu Industries on and after the effective date of the Absorption-Type Corporate Split.
3.	Outline of Parties Involved in the Absorption-Type Corporate Split (At March 31, 2009)

1)	Corporate name	Komatsu Ltd.		Komatsu Industries Corporation

2)	Business	Research and development, production, sales and service of construction, mining and utility equipment as well as industrial machinery		Research and development, production, sales and service of presses and sheet-metal machines

3)	Established	May 13, 1921		May 13, 1994

4)	Head office	2-3-6, Akasaka, Minato-ku, Tokyo, Japan		5 Jikata, Yokaichi-machi, Komatsu-shi, Ishikawa, Japan

5)	Representative	Kunio Noji, President and Chief Executive Officer		Tadashi Okada, President

6)	Capital	70,120 million yen		990 million yen

7)	Shares outstanding	998,744,060 shares		19,800 shares

8)	Net assets	814,941 million yen (consolidated)		9,600 million yen (non-consolidated)

9)	Total assets	1,969,059 million yen (consolidated)		26,247 million yen (non-consolidated)

10)	Fiscal year-end	March 31		March 31

11)	Main shareholders and their holdings	Japan Trustee Bank, Ltd. (Trust Account)	6.29%	Komatsu Ltd.	100%

		The Master Trust Bank of Japan, Ltd. (Trust Account)	5.17%

		Japan Trustee Services Bank, Ltd. (Trust Account 4G)	4.91%

		Taiyo Life Insurance Company	4.20%

		Nippon Life Insurance Company	3.33%

12)	Most recent business results

	Komatsu Ltd.	Komatsu Industries Corporation
Fiscal year ended	March 31, 2009	March 31, 2009
Net sales	2,021,743 million yen	44,919 million yen
Operating income	151,948 million yen	1,233 million yen
Income before income taxes	128,782 million yen	1,400 million yen
Net income	78,797 million yen	844 million yen
Net income per share	79.95 yen	42,643.57 yen
Shareholders’ equity per share	842.04 yen	484,849.53 yen

4.	Outline of the Business to Be Split-Off

1)	Business Activities of the Business to Be Split-Off
Development, sales and service of large presses in Japan (Komatsu will continue to produce large presses.)
2)	Business Results of the Business to Be Split-Off (For the fiscal year ended March 31, 2009)

	Business to be split-off (a)	Komatsu Ltd.	Ratio (a/b)
		(non-consolidated) (b)
Sales	33,872 million yen	787,028 million yen	4.30%

Note:
Komatsu will start selling large presses produced by the Company to Komatsu Industries on and after the effective date (scheduled for April 1, 2010). However, Komatsu believes that effects on the Company’s sales shall be minimal.

3)	Items and Amounts of Assets and Liabilities to Be Split-off (as of September 30, 2009)

Assets		Liabilities
Item	Book value	Item	Book value
Current assets	2,087 million yen	Current liabilities	304 million yen
Fixed assets	31 million yen	Fixed liabilities	—
Total	2,118million yen	Total	304 million yen
5.	Status of the Listed Company after the Absorption-Type Corporate Split

1)	Corporate name	Komatsu Ltd.
2)	Business	Research and development, production, sales and service of construction, mining and utility equipment as well as industrial machinery
3)	Head office	2-3-6, Akasaka, Minato-ku, Tokyo
4)	Representative	Kunio Noji, President and Chief Executive Officer
5)	Capital	70,120 million yen
6)	Fiscal year-end	March 31
6.	Outlook
Komatsu believes that effects of the Absorption-Type Corporate Split on its consolidated business results will be minimal.
(end)